Prospectus Supplement No. 1 to Prospectus dated October 8, 2004

Registration No. 333-112360 Filed Pursuant to Rule 424(b)(3)

Adept Technology, Inc.

Supplement No. 1

To

Prospectus Dated October 8, 2004

This is a Supplement to Adept Technology, Inc.’s Prospectus, dated October 8, 2004, with respect to the offer and sale of up to 22,740,816 shares of Adept common stock or interests in Adept common stock, by the selling securityholders listed in the prospectus or their transferees. This Supplement amends and supplements certain information contained in the Prospectus about Adept. We encourage you to read this Supplement carefully with the Prospectus.

Adept Technology, Inc. provides intelligent production automation products, components and services for assembly and material handling applications to customers in many industries. This customer industry mix varies considerably from period to period due to a variety of market and economic factors. Our customers integrate our comprehensive product portfolio of high performance automation components and application development software to deliver production solutions that meet increasingly complex manufacturing requirements. Our broad range of standard high-performance high-reliability automation products reduces the time and cost for our customers to design, engineer and launch new products into high-volume production. Adept’s commitment to long-term product service and support reduces the total cost of ownership of our products. We make available regular product upgrades that incorporate the latest technology advances, providing our customers with maximum manufacturing flexibility and ease of automation redeployment as they reconfigure their factories to produce new products. Our product range currently includes integrated real-time vision and multi-axis motion controls, machine vision systems and software, application development software, industrial robots, linear modules, and other flexible automation equipment. In recent years, we have expanded our robot product lines and developed advanced software and sensing technologies that enable robots to perform a wider range of functions.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under this Supplement and the Prospectus or determined if this Supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Supplement is October 28, 2004.

CURRENT REPORTS ON FORM 8-K

Report on Changes to Management

On October 25, 2004, we filed with the Securities and Exchange Commission a Current Report on Form 8-K, announcing that Robert Strickland, Adept’s Vice President, Finance and Chief Financial Officer, replaced Michael Overby as Adept’s principal accounting officer in connection with Mr. Overby’s termination of service to Adept pursuant to a letter agreement dated October 19, 2004.

A copy of our Current Report on Form 8-K filed October 25, 2004 is being provided to you along with this Supplement.

Report on Results of Operations

On October 27, 2004, we disclosed our results of operations for the three months ended October 2, 2004, as set forth immediately below:

ADEPT TECHNOLOGY, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(unaudited)

(in thousands, except per share data)

	Three months ended
	October 2, 2004	September 27, 2003
	(unaudited)	(unaudited)
Net revenues	$11,293	$10,647
Cost of revenues	5,827	6,818

Gross margin	5,466	3,829
Operating expenses:
Research, development and engineering	1,661	1,766
Selling, general and administrative	3,710	3,147
Restructuring expenses	(43)	—
Amortization of other intangibles	49	178

Total operating expenses	5,377	5,091

Operating income (loss)	89	(1,262)

Interest income (expense), net	(37)	(132)

Income (loss) from continuing operations before income taxes	52	(1,394)
Provision for income taxes	12	13

Income (loss) from continuing operations	40	(1,407)
Gain from discontinued operations, net of tax	—	147

Net income (loss)	$40	$(1,260)

Basic income (loss) per share from:
continuing operations	$0.00	$(0.09)

discontinued operations	$0.00	$0.01

Basic net income (loss) per share	$0.00	$(0.08)

Diluted income (loss) per share from:
Basic number of shares used in computing per share amounts from:
continuing operations	29,903	15,304

discontinued operations	29,903	15,304

Diluted number of shares used in computing per share amounts from:
continuing operations	30,355	15,395

discontinued operations	30,355	15,395

Note: Amounts for prior periods have been reclassified to conform to present year’s presentation

ADEPT TECHNOLOGY, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	2004	2004*
	(unaudited)
ASSETS

Current assets:
Cash, cash equivalents and short term investments	$5,223	$4,957
Accounts receivable, less allowance for doubtful accounts of $1,538 at October 2, 2004 and $1,269 at June 30, 2004	10,325	13,385
Inventories	7,491	6,233
Prepaid expenses and other current assets	1,051	656

Total current assets	24,090	25,231

Property and equipment at cost	9,562	9,372
Less accumulated depreciation and amortization	8,171	7,924

Net property and equipment	1,391	1,448

Goodwill	3,176	3,176
Other intangibles, net	374	423
Other assets	1,294	1,293

Total assets	$30,325	$31,571

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND SHAREHOLDERS’ EQUITY (DEFICIT)

Current liabilities:
Accounts payable	$4,643	$5,689
Accrued warranty reserve	1,966	2,111
Other accrued liabilities	3,456	3,720

Total current liabilities	10,065	11,521

Commitments and contingencies

Long term liabilities:
Restructuring charges	—	—
Subordinated convertible note	3,000	3,000
Other long term liabilities	1,446	1,422

Redeemable convertible preferred stock		—

Total shareholders’ equity (deficit)	15,814	15,628

Total liabilities and shareholders’ equity (deficit)	$30,325	$31,571

*	Based on audited information included on Form 10-K for fiscal year ended June 30, 2004.

Information about documents that have been incorporated by reference into the Prospectus is included in the section of the Prospectus captioned “Where You Can Find More Information About Us.”

Prospectus Supplement dated October 28, 2004.